May 2014
Amendment No. 1 dated May 30, 2014 to
Pricing Sheet dated May 23, 2014 to
Amendment No. 1 to Preliminary Terms No. 1,412 dated May 12, 2014
Registration Statement No. 333-178081
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Commodities
Buffered PLUS Based on the Performance of a Basket of Six Commodities due November 29, 2016
Buffered Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – MAY 23, 2014
Issuer:	Morgan Stanley
Issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	May 23, 2014
Original issue date:	May 29, 2014 (3 business days after the pricing date)
Maturity date:	November 29, 2016
Aggregate principal amount:	$6,389,000
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial basket commodity price
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	CL1	16.6667%	$104.35
	RBOB gasoline (“gasoline”)	XB1	16.6667%	$3.0235
	Copper	LOCADY	16.6667%	$6,991
	Palladium	PLDMLNPM	16.6667%	$828
	Soybeans	S 1	16.6667%	1,515.50¢
	Cotton	CT1	16.6667%	86.31¢
* Bloomberg ticker symbols are being provided for reference purposes only.  The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange, and, notwithstanding the Bloomberg ticker symbols provided for reference purposes above, such prices may be based on the second nearby month futures contract, as further described under “Commodity price” on page 2.

Payment at maturity:
▪      If the basket performance factor is greater than 100%, meaning the basket has appreciated:
$1,000 + leveraged upside payment
▪      If the basket performance factor is less than or equal to 100%, but greater than or equal to 90%, meaning the basket has declined in value by an amount less than or equal to the buffer amount of 10%:
$1,000
▪       If the basket performance factor is less than 90%, meaning the basket has declined in value by an amount greater than the buffer amount of 10%:
($1,000 x basket performance factor) + $100
This amount will be less than the stated principal amount of $1,000.  However, under no circumstances will the payment at maturity on the Buffered PLUS be less than $100 per Buffered PLUS.

Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Buffer amount:	10%
Minimum payment at maturity:	$100 per Buffered PLUS (10% of the stated principal amount)
Basket performance factor:	The sum of the products of, with respect to each basket commodity: (final basket commodity price / initial basket commodity price) x weighting
Valuation date:	In respect of each basket commodity, November 23, 2016, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity.
Interest:	None
CUSIP / ISIN:	61762GBP8 / US61762GBP81
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$958.40 per Buffered PLUS. See “Investment Summary” in the accompanying preliminary terms.
	Terms continued on the following page
Commissions and issue price:	Price to public	Agent’s commissions(1)		Proceeds to issuer(2)
Per Buffered PLUS	$1,000	$22.50		$977.50
Total	$6,389,000	$143,752.50		$6,245,247.50
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $22.50 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 1,412 dated May 12, 2014
Prospectus Supplement for PLUS dated August 17, 2012            Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Buffered PLUS Based on the Performance of a Basket of Six Commodities due November 29, 2016
Buffered Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

Terms continued from previous page:
Commodity price:
For any trading day:
WTI crude oil: the official settlement price per barrel of WTI crude oil on the NYMEX Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Gasoline: the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Copper: the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.
Palladium: the afternoon palladium fixing price per troy ounce gross of palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such date.
Soybeans:  the official settlement price per bushel of deliverable-grade soybeans on the Chicago Board of Trade (“CBOT”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.
Cotton: the official settlement price per pound of deliverable-grade cotton No. 2 on the ICE Futures U.S. (“ICE”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by ICE on such date.

Relevant exchange:	WTI crude oil: NYMEX Division Gasoline: NYMEX Division Copper: LME Palladium: LPPM Soybeans: CBOT Cotton: ICE
Initial basket commodity price:	The commodity price for the applicable basket commodity on the pricing date, as set forth under “Basket—Initial basket commodity price” above.
Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.